5/12 — Arf 5-30-2003



SECURITIES AND EXCHANGE COMMISSION

03054381

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SEC FILE NUMBER
8-42793

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Euro-American Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4327 Forest Ave SE
(No. and Street)

Mercer Island (City) | Washington (State) | 98040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas D. Chenoweth (206) 232-9290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Kobata, PS
(Name – *if individual, state last, first, middle name*)

16300 Christensen Rd, Suite 320 (Address) | Seattle (City) | Washington (State) | 98188 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EURO-AMERICAN EQUITIES, INC.

FINANCIAL REPORT

December 31, 2002 and 2001

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS
16300 CHRISTENSEN ROAD, SUITE 320
SEATTLE, WA 98188-3421
PHONE 206-835-0200
FAX 206-835-7070

INDEPENDENT AUDITORS' REPORT

Board of Directors

We have audited the accompanying statement of financial condition of Euro-American Equities, Inc. (the Company) as of December 31, 2002 and 2001, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro-American Equities, Inc. at December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Kobata P.S.

February 14, 2003 SCHNEIDER & KOBATA, P.S.

EURO-AMERICAN EQUITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

	. . . .Year Ended	
	December 31, 2002	December 31, 2001
REVENUE:		
Commissions and fees earned	$ 30,652	$ 29,597
Other income	67	199
	$ 30,719	$ 29,796
EXPENSES:		
Commissions	$ 21,233	$ 34,454
Travel and auto	2,582	3,798
Training and seminars	65	215
NASD assessment and licenses	825	715
SIPC general assessment	362	0
Securities dealer blanket bond	150	0
Charitable contributions	50	0
Professional fees	1,600	1,600
Office supplies	126	359
Dues and subscriptions	272	225
Postage	182	460
Depreciation and amortization	167	1,588
Bank service charges	148	108
Printing	805	7
Telecommunications	3,795	2,832
Total Expenses	$ 32,362	$ 46,361
INCOME (LOSS) BEFORE INCOME TAXES	$ (1,643)	$(16,565)
INCOME TAXES	0	0
NET INCOME (LOSS)	$ (1,643)	$(16,565)
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR	(15,910)	655
RETAINED EARNINGS (DEFICIT) AT END OF YEAR	$(17,553)	$(15,910)

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	Year Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (1,643)	$(16,565)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	167	1,588
(Increase) decrease in current assets:		
Commissions receivable	567	(671)
Increase (decrease) in current liabilities:		
Accounts payable	291	0
Net cash provided by (used in) operating activities	$ (618)	$(15,648)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	$ 0	$ 0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	$ 0	$ 59
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (618)	$(15,589)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,274	23,863
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,656	$ 8,274
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Interest paid	$ 0	$ 0
Income taxes paid	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

All of the Company's revenue is generated from financial products sold by the shareholders of the Company. Commissions paid or accrued to these shareholders during 2002 and 2001 were $21,233 and $34,454.

3. INCOME TAXES

The provision for income taxes consists of the following components:

	2002	2001
Current taxes	$0	$0
Tax benefit of net operating loss carryforward	0	0
Provision for income taxes	$0	$0

The Company has unused net operating loss carryforwards of $18,337 at December 31, 2002 which is available to offset taxable income in future years. These losses expire as follows:

December 31, 2012	$ 129
December 31, 2016	16,565
December 31, 2017	1,643
Total	$18,337

4. HISTORY

The Company was formed on June 20, 1990 and is engaged in the general securities business as a broker/dealer with the Securities and Exchange Commission. It is a member of the National Association of Security Dealers. The Company's clients are a diverse group of individuals with no concentration in any sector or region.

SUPPLEMENTARY INFORMATION

SCHEDULE II

EURO-AMERICAN EQUITIES, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

	Year Ended	
	December 31, 2002	December 31, 2001
Balance, beginning of year	$0	$0
Increases	0	0
Decreases	0	0
Balance, end of year	$0	$0

See independent auditors' report.

SCHEDULE IV

EURO-AMERICAN EQUITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

	December 31, 2002	December 31, 2001
Securities subject to a lien, security monies borrowed or securities loaned to another broker or dealer or clearing corporation	$0	$0
Securities included on the books and records as failed to receive for more than 30 calendar days	$0	$0
Securities receivable as a security dividend receivable, stock split or similar distribution for more than 45 calendar days	$0	$0

See independent auditors' report.



CERTIFIED PUBLIC ACCOUNTANTS
16300 CHRISTENSEN ROAD, SUITE 320
SEATTLE, WA 98188-3421
PHONE 206-835-0200
FAX 206-835-7070

EURO-AMERICAN EQUITIES, INC.
REPORT OF MATERIAL INADEQUACIES AND INTERNAL CONTROL

December 31, 2002 and 2001

As part of our examination of the financial statements of Euro-American Equities, Inc. for the years ended December 31, 2002 and 2001 we made a study and evaluation of the Company's system of internal control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature and timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. Our study was more limited then would be necessary to express an opinion on the system of internal accounting control taken as a whole.

Our study and evaluation was made for the limited purpose described in the preceding paragraph and would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Euro-American Equities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

This report is intended solely for use by the U.S. Securities and Exchange Commission and should not be used for any other purpose.

Schneider & Kobata P.S.

February 14, 2003 SCHNEIDER & KOBATA, P.S.